SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 8 June 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own shares dated 25 May, 2007
99.2	Total Voting Rights dated 31 May, 2007
99.3	Blocklisting Six Month Return dated 31 May, 2007
99.4	AGM Results dated 01 June, 2007
99.5	EGM Results dated 01 June, 2007
99.6	Holding(s) in Company dated 04 June, 2007
99.7	Holding(s) in Company dated 07 June, 2007
Exhibit 99.1

InterContinental Hotels Group PLC

25 May 2007

InterContinental Hotels Group PLC - Transaction in Own Shares

InterContinental Hotels Group PLC announces that on 25 May 2007 it purchased for cancellation from Merrill Lynch International 30 ordinary shares at an average price of 1341 pence per share.  Following the above purchase, InterContinental
Hotels Group PLC has 356,413,120 ordinary shares in issue.

Exhibit 99.2

                       InterContinental Hotels Group PLC
                       Transparency Directive Announcement

Date of Notification
31 May 2007

InterContinental Hotels Group PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 the Company would like to notify the market of the following:

As at the date of this Announcement, InterContinental Hotels Group PLC's issued capital consists of 356,413,120 ordinary shares with voting rights.  The Company does not hold any shares in Treasury.

The above figure, 356,413,120, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels
Group PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 99.3

                              BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 31 May 2007.

AVS No:

Name of applicant:                                         InterContinental Hotels Group PLC

Name of scheme:                                            InterContinental Hotels Group Sharesave Plan

Period of return:                           From:          5 January 2007         To:        31 May 2007

Balance under scheme from previous return:                 1,548,522

The amount by which the block scheme has been increased,   Nil
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   Nil
period:

Balance under scheme not yet issued/allotted at end of     1,548,522
period

Number and class of securities originally listed and the   1,548,522 ordinary shares - 12 June 2006
date of admission

Total number of securities in issue at the end of the      356,413,120
period

Name of contact:                                           Catherine Springett

Address of contact:                                         Head of Secretariat
Telephone number of contact:                               01753 410 242

SIGNED BY   ______________________________________________

duly authorised officer,

for and on behalf of

                        Catherine Springett

                        Deputy Secretary

InterContinental Hotels Group PLC.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 31 May 2007.

Name of applicant:                                         InterContinental Hotels Group PLC

Name of scheme:                                            InterContinental Hotels Group Executive Share Option Plan

Period of return:                           From:          5 January 2007         To:        31 May 2007

Balance under scheme from previous return:                 1,856,152

The amount by which the block scheme has been increased,   3,000,000
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   2,431,907
period:

Balance under scheme not yet issued/allotted at end of     2,424,245
period

Number and class of securities originally listed and the   1,924,422 ordinary shares - 12 June 2006
date of admission

Total number of securities in issue at the end of the      356,413,120
period

Name of contact:                                           Catherine Springett
Address of contact:                                         Head of Secretariat
Telephone number of contact:                               01753 410 242

SIGNED BY   ______________________________________________

duly authorised officer,

for and on behalf of

Catherine Springett

Deputy Secretary

InterContinental Hotels Group PLC.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 99.4

1 June 2007

                    INTERCONTINENTAL HOTELS GROUP ANNOUNCES
                       RESULTS OF ANNUAL GENERAL MEETING

                             All resolutions passed

At the Company's Annual General Meeting held on 1 June 2007 all the resolutions set out in the Company's Notice of Meeting to shareholders dated 19 February
2007 were proposed and duly passed.

Voting on each resolution was conducted by way of a poll.  Details of the votes cast are set out below:

        RESOLUTION                                 FOR              AGAINST
1       Receipt of financial statements            171,145,850      227,438
2       Approval of Remuneration Report            156,922,445      4,073,491
3       Declaration of final dividend              172,621,857      41,289
4(a)    Re-election of Robert C Larson             172,236,530      369,931
4(b)    Re-election of Sir David Prosser           172,024,419      562,635
4(c)    Re-election of Richard Solomons            172,309,287      301,493
4(d)    Re-election of David Webster               172,122,790      487,063
5       Reappointment of auditors                  172,164,348      486,830
6       Authority to set auditors' remuneration    172,157,011      440,834
7       Political donations                        170,369,963      2,006,313
8       Allotment of shares                        170,906,373      1,692,419
9       Disapplication of pre-emption rights       171,541,917      983,489
10      Authority to purchase own shares           172,410,698      171,584
11      Electronic Communications and The          171,930,665      267,691
        Companies Act 2006

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson, Heather Ward): +44 (0) 1753 410 176
Media Enquiries (Leslie McGibbon):                          +44 (0) 1753 410 425
                                                            +44 (0) 7808 094 471

Notes to Editors:

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and 558,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and
also manages the world's largest hotel loyalty programme, Priority Club®
Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihg.com/media

Exhibit 99.5

1 June 2007

INTERCONTINENTAL HOTELS GROUP PLC ANNOUNCES RESULTS OF
EXTRAORDINARY GENERAL MEETING

InterContinental Hotels Group PLC ("IHG" or the "Company") announces that at the
EGM held today, Shareholders approved the Resolutions connected with IHG's proposed Share Consolidation and the renewal of the authority to enable the
Company to continue to make market purchases of its Ordinary Shares following the Share Consolidation.

The Share Consolidation was proposed in the context of a special interim dividend of 200 pence per share, payable on the Company's Existing Ordinary
Shares immediately prior to the Share Consolidation.  IHG has elected to pay the
Special Dividend to all ADR holders in US Dollars.  The rate to be paid by the
Company will be US$4.00 per existing ADS.  The expected timetable remains as previously announced.  The Special Dividend is expected to be paid on 15 June
2007 to Shareholders on the Register on 1 June 2007.

Application has been made for 299,132,440 IHG Ordinary Shares of 1329/47 pence to be admitted to the Official List of the UK Listing Authority and to be
admitted to trading on the London Stock Exchange. Application has also been made for a further 3,334,286 IHG Ordinary Shares of 1329/47 pence to be block
listed.   The block listings consist of 2,034,634 shares under the IHG Executive
Share Option Plan and 1,299,652 shares under the IHG Sharesave Plan.  It is expected that dealings in the new shares will commence on 4 June 2007.

Voting was conducted by way of a poll on both the Resolutions proposed at the
EGM. Details of the votes cast are set out below:

Ordinary Resolution to approve the Share Consolidation

For               168,083,468
Against               352,223

Special Resolution to grant a new authority to make market purchases of New
Ordinary Shares

For               168,061,397
Against               245,426

All definitions used in the Circular to Shareholders dated 4 May 2007 have the same meaning when used in this announcement.

InterContinental Hotels Group

Investor Relations          Paul Edgecliffe-Johnson   +44 (0) 1753 410 176
                            Heather Ward
Media Enquiries             Leslie McGibbon           +44 (0) 1753 410 425

JPMorgan Cazenove           David Clasen              +44 (0) 20 7588 2828

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial
Services Authority, is acting exclusively for the Company and for no one else in connection with the Special Dividend and Share Consolidation and will not be responsible to any other persons for providing the protections afforded to the clients of JPMorgan Cazenove, nor for providing advice to any other person in relation to the Special Dividend and Share Consolidation.

Note to Editors

InterContinental Hotels Group PLC (IHG) of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and more than 558,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels &
Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge
Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 33 million members worldwide.

The Company pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment
Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG's global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com and information for the Priority Club Rewards programme at
www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Exhibit 99.6

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached):

InterContinental Hotels Group PLC

2. Reason for the notification (state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

David Webster (Proxy holder)

4. Full name of shareholder(s) (if different from 3.):

Shareholders appointing David Webster as discretionary proxy holder

5. Date of the transaction (and date on which the threshold is crossed or  reached if different):

30.05.07

6. Date on which issuer notified:

31.05.07

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the                          Situation previous to the Triggering transaction
ISIN CODE
                                              Number of shares                             Number of voting Rights

Ordinary Shares of 11 3/7 pence each          31,504                                       31,504

Resulting situation after the triggering transaction

Class/type of shares if possible using   Number of shares                   Number of voting rights          % of voting rights
the ISIN CODE

                                                   Direct                          Direct          Indirect       Direct            Indirect

Ordinary Shares of 11 3/7 pence each               11,496,938                         31,504         11,465,434       0.009             3.22

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial         Expiration Date                 Exercise/Conversion Period/ Date      Number of voting rights that may be      % of voting rights
instrument                                                                                      acquired if the instrument is
                                                                                                exercised/ converted.

N/A                       N/A                             N/A                                   N/A                                      N/A

Total (A+B)
Number of voting rights                    % of voting rights

11,496,938                                 3.23

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

David Webster

11. Number of voting rights proxy holder will cease to hold:

11,465,434

12. Date on which proxy holder will cease to hold voting rights:

1 June 2007

13. Additional information:

When proxy expires 3.22% of voting rights will return to the shareholders that appointed David Webster as discretionary proxy

14. Contact name:.

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

+44 (0) 1753 410242

END

Exhibit 99.7

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No): (    )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Ellerman Corporation Limited

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or  reached if different):

05.06.07 (10%)

6. Date on which issuer notified:

06.06.07

7. Threshold(s) that is/are crossed or reached:

10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the           Situation previous to the Triggering transaction
ISIN CODE
                                              Number of shares                             Number of voting Rights

ISIN: GB00B128LQ10                            27,352,894.66                                27,352,894.66

Ordinary Shares of 13 29/47 pence each

Resulting situation after the triggering transaction

Class/type of shares if possible using   Number of shares             Number of voting rights           % of voting rights
the ISIN CODE

                                         Direct                              Direct              Indirect        Direct            Indirect

ISIN: GB00B128LQ10                       29,921,742                          29,921,742                                         10.00

Ordinary Shares of 13 29/47 pence each

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial         Expiration Date                 Exercise/Conversion Period/ Date      Number of voting rights that may be   % of voting rights
instrument                                                                                      acquired if the instrument is
                                                                                                exercised/ converted.

N/A                       N/A                             N/A                                   N/A                                      N/A

Total (A+B)
Number of voting rights                    % of voting rights

29,921,742                                 10.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Richard Winter, Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410428

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	8 June 2007